CSMG Technologies, Inc.
500 North Shoreline Drive, Suite 701 North
Corpus Christi, TX 78471

May 20, 2008

VIA EDGAR CORRESPONDENCE

Jeanne Bennett
Staff Accountant
United States Securities and Exchange Commission
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549

Re:	CSMG Technologies, Inc. Form 8-K for Item 4.02 Filed May 13, 2008 File No. 0-27359

Dear Ms. Bennett:

We are in receipt of your comment letter dated May 14, 2008 in connection with our Current Report on Form 8-K filed May 13, 2008 (the “Filing”). We have addressed your comment letter by reproducing below each comment and providing our response immediately thereafter.

Form 8-K Filed May 13, 2008

1. We note that your financial statements should no longer be relied on. Please tell us whether you intend to file restated financial statements. If so, tell us how, and when, you will do so. Please address both the quarterly and annual periods affected.

On May 20, 2008, we filed an amended Annual Report on Form 10-K for the fiscal year ended December 31, 2007 that restated our financial statements for the fiscal years ended December 31, 2007 and 2006. We do not believe that any of our quarterly reports for those fiscal years need to be amended as a result of the restatement.

2. Please tell us if your certifying officers have considered the effect of the errors on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-K and 10-KSB for the periods ended in December 2007 and December 2006, respectively. Additionally, tell us what effect the errors had on your current evaluation of disclosure controls and procedures as of your fiscal year ended in December 2007, and the interim periods of fiscal 2008.

Management, with the participation of our certifying officers, has considered the effect of the errors on the adequacy of our disclosure controls and procedures as of the end of the periods covered by our Forms 10-K and 10-KSB for the periods ended in December 2007 and December 2006, respectively, and our certifying officers concluded that the errors did not result from any deficiency in the recording, processing, summarizing or timely reporting of information that we are required to disclose. Management, with the participation of our certifying officers, has evaluated the effectiveness of disclosure controls and procedures as of December 31, 2007 and March 31, 2008. Based on these evaluations, our certifying officers concluded that as of December 31, 2007 and March 31, 2008, our disclosure controls and procedures were effective.

As we stated in our amended Annual Report on Form 10-K for the fiscal year ended December 31, 2007, we concluded that our internal controls over financial reporting were not effective as of December 31, 2007 due to the existence of a material weakness in our internal control over financial reporting. The material weakness exists in the financial reporting expertise of our senior management. Independent of our reassessment of internal controls over financial reporting, we implemented two changes to those controls during the first quarter of fiscal 2008 that we believe remediate the material weakness: (1) our majority-owned subsidiary Live Tissue Connect, Inc. has retained an outside financial consulting firm to assist with its internal accounting and financial reporting function, and (2) we implemented a policy that requires all financial information to be presented to our independent registered public accounting firm. These changes were responsible for our discovery of the error that required the restatement of our financial statements.

* * *

In connection with the Filing, we acknowledge that: (1) we are responsible for the adequacy and accuracy of the disclosure in the Filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (3) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned should you have any questions.

Sincerely,

CSMG TECHNOLOGIES, INC.

/s/ Donald S. Robbins
Donald S. Robbins

cc:	Ernest M. Stern, Esq.